EXHIBIT 99.2

Form 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to the common shares (“WonderFi Shares”) of WonderFi Technologies Inc. (“WonderFi”). WonderFi’s head office is located at 341-110 Cumberland St., Toronto, Ontario, Canada, M5V 3V5.

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable. See Item 2.2.

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

The acquiror is Mogo Inc. (“Mogo”), indirectly through its wholly owned subsidiary, Mogo Financial Inc. (“Mogo Financial”). Mogo’s address is 516-409 Granville St., Vancouver, British Columbia, Canada V6C 1T2.

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

This report is being filed as a result of a change in a material fact contained in the most recently filed early warning report of Mogo dated August 25, 2023.

On March 27, 2024, Mogo and KAOS Capital Ltd., a company controlled by Adam Arviv (“KAOS”, together with Mogo, the “Shareholders”) entered into a voting agreement (the “Voting Agreement”) pursuant to which, among other things: (i) KAOS agreed to nominate five individuals (the “Director Nominees”) for election to the board of directors of WonderFi (the “WonderFi Board”) at the next annual general meeting of shareholders of WonderFi, scheduled to be held on May 21, 2024 (including any postponement or adjournment thereof) (the “2024 WonderFi Meeting”); (ii) the Shareholders agreed to vote all WonderFi Shares beneficially owned or controlled by each of them at the 2024 WonderFi Meeting in favour of the Director Nominees and the director nominee (the “Mogo Director Nominee”) selected by Mogo for election to the WonderFi Board pursuant to the investor rights agreement dated April 2, 2023 between WonderFi and Mogo (the “Mogo IRA”); and (iii) the Shareholders agreed to certain other activities related to their ownership of WonderFi Shares including the disposition or acquisition of WonderFi Shares during the term of the Voting Agreement.

This early warning report does not constitute a solicitation of proxies and is being filed in accordance with legal requirements under applicable Canadian securities laws.

2.3	State the names of any joint actors.

In connection with entering into of the Voting Agreement, Mogo and KAOS may be considered to be joint actors.

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Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror’s securityholding percentage in the class of securities.

Not applicable.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

Not applicable.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately before the execution of the Voting Agreement, Mogo had beneficial ownership of, indirectly through Mogo Financial, and exercised control and direction over, 86,962,639 WonderFi Shares, representing approximately 13.36% of the WonderFi Shares issued and outstanding as at September 30, 2023 (as disclosed in WonderFi’s interim financial statements for the three-month period ended September 30, 2023). Mogo’s ownership and control of WonderFi Shares remained unchanged following the entering into and announcement of the Voting Agreement.

Immediately before the execution of the Voting Agreement, KAOS had beneficial ownership of, and exercised control and direction over, 6,175,000 WonderFi Shares, representing approximately 0.95% of the issued and outstanding WonderFi Shares.

As of the date hereof, the Shareholders collectively have ownership and control over an aggregate of 93,137,639 WonderFi Shares, representing approximately 14.31% of the issued and outstanding WonderFi Shares.

As a result of entering into the Voting Agreement, Mogo and KAOS may be presumed to be acting jointly or in concert under applicable securities laws.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a) the acquiror, either alone or together with any joint actors, has ownership and control,

See item 3.4.

(b) the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

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(c) the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

See item 3.4.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

Not applicable. See Item 2.2.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

Not applicable. See Item 2.2.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable. See Item 2.2.

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Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

Not applicable.

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

Not applicable.

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

Not applicable.

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

The Shareholders entered into the Voting Agreement pursuant to which they have agreed to vote their WonderFi Shares in favour of the Director Nominees and the Mogo Director Nominee at the 2024 WonderFi Meeting, the purpose of which is to effect certain changes to the composition of the WonderFi Board which may also result in certain to changes to management of WonderFi following the 2024 WonderFi Meeting should the Director Nominees and Mogo Director Nominee be elected to the WonderFi Board.

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

Not applicable.

(f)	a material change in the reporting issuer’s business or corporate structure;

Not applicable.

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

Not applicable.

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

Not applicable.

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(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

Not applicable.

(j)	a solicitation of proxies from securityholders; and

See Item 2.2 above. In order to give effect to the Shareholders intention to reconstitute the board of directors of WonderFi, the Shareholders may solicit proxies in respect of the 2024 WonderFi Meeting and may take any and all such other steps that are advisable in order to give effect to this intention.

(k)	an action similar to any of those enumerated above.

Not applicable.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

On March 27, 2024, the Shareholders entered into the Voting Agreement pursuant to which the Shareholders agreed to, among other things: (i) nominate the Director Nominees for election to the WonderFi Board at the 2024 WonderFi Meeting; (ii) to vote all WonderFi Shares beneficially owned or controlled by each of them in favour of the Director Nominees and the Mogo Director Nominee; (iii) each Shareholder shall not dispose, sell, transfer or assign legal or beneficial title to the WonderFi Shares such Shareholder owns or exercises control or direction over as set out in the Voting Agreement, or any additional WonderFi Shares such Shareholder has acquired or may acquire prior to the termination of the Voting Agreement, provided that Mogo shall: (A) remain entitled to dispose, transfer, sell or assign its WonderFi Shares to a Permitted Transferee (as such term is defined in the Mogo IRA) pursuant to and in accordance with the terms of the Mogo IRA; and (B) be entitled to dispose, transfer, sell or assign up to 30% of the WonderFi Shares it owns or exercises control or direction over as set out in the Voting Agreement; and (iv) a standstill in respect of the acquisition of any WonderFi Shares or other securities of WonderFi during the term of the Voting Agreement in order to ensure compliance with the standstill in the Mogo IRA.

Pursuant to the Mogo IRA and a voting agreement among Mogo and certain other shareholders of WonderFi (the “Shareholder Voting Agreement”), among other things, until the later of: (i) April 2, 2025, and (ii) the second annual general meeting of WonderFi following the effective date at which directors are elected to the WonderFi Board, subject to the terms of the Mogo IRA and the Shareholder Voting Agreement, Mogo is required to vote its WonderFi Shares in favour of the size of the WonderFi Board being set at and remaining at nine (9) directors and in favour of certain director nominees to the WonderFi Board. Mogo is entitled to one nominee for election to the WonderFi Board. Copies of the Mogo IRA and the Shareholder

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Voting Agreement are available under WonderFi’s SEDAR+ profile at www.sedarplus.com.

In addition to the foregoing, the WonderFi Shares owned or controlled by Mogo: (i) are currently or will be pledged to DB FSLF 50 LLC (“DB FSLF”) pursuant to a Pledge and Security Agreement between Mogo and DB FSLF dated as of June 21, 2019 pursuant to which DB FSLF may, in certain circumstances, exercise certain enforcement rights, including taking control of and exercising the voting rights of, the WonderFi Shares; and (ii) two-thirds of such WonderFi Shares are subject to escrow and shall be released as follows: (A) one-half of such WonderFi Shares released on July 7, 2024, and (B) the balance of such WonderFi Shares not previously released from escrow will be released on January 6, 2025, in either case subject to certain early release conditions.

Item 7 – Change in material fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

See Item 2.2 and Item 6.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

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Item 9 – Certification

Certificate

I, as the acquiror, certify, or I, as the agent filing the report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Date: March 27, 2024

MOGO INC.

By	(Signed) Greg Feller
Name: Greg Feller
Title: President and Chief Financial Officer

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